Filed Pursuant to Rule 424(b)(2)
Registration File No.: 333-164046

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 26, 2010

Common Stock

8.625% Series A Cumulative Preferred Stock

6.25% Series B Cumulative Convertible Preferred Stock

ANWORTH MORTGAGE ASSET CORPORATION

This prospectus supplement relates to sales of an aggregate of 720,000 shares of our common stock and an aggregate of 40,000 shares of our Series B Preferred Stock made in at-the-market transactions during the three month period ended September 30, 2011. Cantor Fitzgerald & Co. (“Cantor”) acted as placement agent with respect to these sales, pursuant to a Controlled Equity Offering Sales Agreement, dated May 14, 2008 (the “Agreement”), as amended by Amendment No. 1 to Sales Agreement, dated February 8, 2011 (the “Amendment”), each between us and Cantor, as described in the accompanying prospectus, as supplemented. The Agreement has been filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2008 and is hereby incorporated by reference into this prospectus supplement. The Amendment has been filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2011 and is hereby incorporated by reference into this prospectus supplement. In connection with these sales, we paid commissions to Cantor as follows:

Gross proceeds to us	$6,533,077
Commission to Cantor Fitzgerald & Co.	$120,172
Net proceeds, before expenses, to us	$6,412,905

You should read carefully this prospectus supplement and the accompanying prospectus, dated March 26, 2011, and each supplement thereto before you invest. These documents contain information you should consider when making your investment decision. The information included in the Registration Statement on Form S-3, as amended (No. 333-164046), filed with the Securities and Exchange Commission on December 28, 2009 and which became effective on March 26, 2010, as amended or supplemented, is hereby incorporated by reference into this prospectus supplement.

Our common stock trades on the New York Stock Exchange under the symbol “ANH.” On October 3, 2011, the last reported sales price of our common stock was $6.39 per share. Our Series A Preferred Stock trades on the New York Stock Exchange under the symbol “ANH-PRA.” On October 3, 2011, the last reported sales price of our Series A Preferred Stock was $25.35 per share. Our Series B Preferred Stock trades on the New York Stock Exchange under the symbol “ANH-PRB.” On October 3, 2011, the last reported sales price of our Series B Preferred Stock was $22.43 per share.

Investing in our capital stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of the accompanying prospectus as supplemented, to read about factors you should consider before buying shares of our common stock, Series A Preferred Stock and Series B Preferred Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 3, 2011